Jason M. Brauser

Direct (503) 294-9607

jmbrauser@stoel.com

March 10, 2005

VIA EDGAR

Christina Chalk

Special Counsel

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Hollywood Entertainment Corp.
Amendment No. 1 to Schedule 14D-9 Filed March 2, 2005
SEC File No. 5-43241

Dear Ms. Chalk:

This letter is the response of Hollywood Entertainment Corporation (the “Company”) to the Staff’s comments to the above-referenced Amendment No. 1 to Schedule 14D-9 communicated in the telephone conversation we had on March 8, 2005. The Company has filed Amendment No. 2 to the Schedule 14D-9 (the “Amendment”) via EDGAR and has sent a courtesy copy to your attention. The Company addressed the Staff’s comments by expanding the applicable disclosures as requested. Please see page 1 of the Amendment.

In connection with this response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	We understand the Staff’s position is that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact either Robert Moorman at (503) 294-9249 or the undersigned at (503) 294-9607.

Very truly yours,

/s/    Jason M. Brauser

Jason M. Brauser